

December 23, 2009

By facsimile to (212) 530-5219 and U.S. Mail

Mr. Klaus Heinemann
Chief Executive Officer
AerCap Holdings N.V.
AerCap House
Stationsplein 965
1117 CE Schiphol Airport
Amsterdam, The Netherlands

Mr. John McMahon
Chairman, Chief Executive Officer, and President
Genesis Lease Limited
4450 Atlantic Avenue
Westpark
Shannon, County Clare, Ireland

Re: AerCap Holdings N.V.
        Pre-effective Amendment 2 to Registration Statement on Form F-4
        Filed December 11, 2009
        File No. 333-162365
        Annual Report on Form 20-F for the fiscal year ended December 31, 2008
        Filed April 1, 2009
        File No. 1-33159

        Genesis Lease Limited
        Annual Report on Form 20-F for the fiscal year ended December 31, 2008
        Filed March 6, 2009
        File No. 1-33200

Dear Messrs. Heinemann and McMahon:

      We reviewed the December 9, 2009 supplemental response to our December 3, 2009 comment letter and have the comments below.

F-4/A2

General

1.   We have considered your response to comment one in our letter dated December 3, 2009 but continue to believe that you should file both agreements as exhibits to the registration statement. Thus we reissue the comment in its entirety.

2.   We note your response to prior comment 2. Note that we are still considering your conclusion that the TUI Acquisition and GECAS Acquisition did not constitute business acquisitions as defined by SFAS 141 and SFAS 141(R), respectively.

3.   In regard to your aircraft acquisition agreement with GE Capital Aviation Services, please provide us the following additional information to help us better understand how you determined that the acquisition of the aircraft does not represent the acquisition of a business pursuant to Rule 11-01(d) of Regulation S-X:

    • Please help us understand the relationship of these 10 aircraft to GE Capital Aviation Services' total aircraft portfolio. In this regard, please tell us how significant these 10 aircraft are to their total portfolio as well as whether these 10 aircraft represent a division or any other grouping of the total portfolio. You should also address how was it determined which aircraft of GE Capital Aviation Services portfolio would be sold and purchased.

    • Please tell us the approximate remaining term of each of the pre-existing leases and the corresponding remaining economic life of each of the aircraft at the time of acquisition.

    • You state that the purchase price and lease revenue of each of the eight aircraft is less than 4% of your total combined assets and lease revenue as of September 30, 2009. Please tell us how significant the total purchase price of all 10 aircraft is to your total assets as of December 31, 2008 as well as how significant the estimated income associated with these 10 aircraft would be to your total pre-tax income for the year ended December 31, 2008.

Unaudited Pro Forma Combined Financial Statements

4.   We note your response to prior comment 4. Please help us further understand your consideration of Rule 11-01(a)(8) of Regulation S-X in determining whether the purchases of the remaining eight aircraft from GE Capital Aviation Services should be reflected in the pro forma balance sheet in accordance with Rule 11-01(a)(8) of Regulation S-X. In this regard, please tell us whether you consider the acquisition of the remaining eight aircraft to be probable. Please tell us and disclose the total estimated purchase price of the remaining eight aircraft, and expand your assessment of materiality to address the aggregate probable purchase price.

5.   We note your response to prior comment 5. Please expand your disclosures to clarify what you mean by "appraisal data." Address the need to identify the most sensitive underlying assumptions.

6.   We note your response to prior comment 9 and Genesis' response to prior comment 30. You indicate that the differences in AerCap's and Genesis' maintenance accounting policies and consequently the need for their harmonization arise due both to the differences in the lease agreements and the interpretation of these differences which results in a different application of GAAP. We have the following comments in this regard:

  • Your response indicates that unlike Genesis you determined that you are not the primary obligor in regard to major maintenance activities on your aircraft. Please provide us a comprehensive analysis of how you made this determination. It appears that both you and Genesis are generally responsible for reimbursing lessees for the costs of major maintenance activities. Based on the information you have provided us to date as well as the information provided in your disclosures, it appears that the primary difference in your and Genesis' lease agreements is that your obligation to reimburse lessees for the costs of major maintenance activities performed by the lessees is limited to the amount of supplemental rents paid to you by the lessee. Specifically, under your lease agreements, lessees are entitled to a monetary contribution by you upon the lessee's presentation of invoices evidencing the completion of qualifying maintenance work on the aircraft or engine up to the maximum amount of supplemental rents paid to you by the lessee during the lease term. In cases where there is not enough supplemental rent balance available to pay for the qualifying maintenance work, please tell us whether you or the lessee is responsible for funding the excess costs. Under Genesis' lease agreements, Genesis has an obligation to pay for certain planned major maintenance that is undertaken during the life of the lease and there does not appear to be a cap on such obligation.

- We note that you will not be modifying Genesis' current lease agreements. As such, and based on your attempt to harmonize Genesis' accounting for maintenance accounting policies with yours, it appears that that it may be necessary for you first to conclude that Genesis under the specific terms of its lease agreements is not the primary obligor in regard to major maintenance activities. Please address this point.

- Your response indicates that you and Genesis have significant differences in your lease terms in regard to supplemental rents received. Specifically, there is no provision for additional rent to be refunded or reimbursed to the lessee under Genesis' lease terms. Given this significant difference, we continue to have difficulty understanding how you are able to harmonize your accounting policies related to the pre-existing Genesis lease agreements. In this same regard, it appears that the purpose of your in-house maintenance forecast model is to determine the amount of supplemental rent that is expected to be paid back to the lessee prior to the expiration of the current contracted leases. As there is no provision for supplemental rent to be refunded or reimbursed to the lessee under Genesis' lease terms, it is not clear why the revenue associated with Genesis' supplemental rents would not continue to be recorded upon receipt for pre-existing lease agreements and why the in-house maintenance forecast model would be needed. It is also not clear why the recognition of a $73.2 million accrued maintenance liability would be appropriate for Genesis unless it is for an accounts payable accrual for planned major maintenance that has been completed by the lessee and for which it has the obligation to pay under the terms of their pre-existing leases. Please advise.

- You have clarified that $35.4 million of the $39.1 million which is being eliminated in your pro forma adjustments for purposes of accounting harmonization relates to an accounts payable accrual for the cost of planned major maintenance that has been completed and capitalized by Genesis. It would appear that under either accounting policy you would be required to pay this accounts payable amount. In this regard, please advise why you are eliminating this amount for purposes of accounting harmonization. Please clarify whether the $39.1 million is included in the $73.2 million of accrued maintenance liability recorded for Genesis based on AerCap's accounting policy.

Opinion of Morgan Stanley & Co. Incorporated, AerCap's Financial Advisor, page 67

7.   We have considered your response to comment 11 in our letter dated December 3, 2009 but continue to believe that you should include the projections in the registration statement. Thus we reissue the comment in its entirety. We note that to avoid confusing or misleading shareholders you may wish to add appropriate qualifying statements regarding the projections to your disclosure addressing, for example, why the projections are no longer valid.

Where You Can Find More Information, page 151

8.   Update to include the current reports on Form 6-K filed by AerCap on December 10 and 15, 2009.

<center>AerCap's 20-F</center>

General

9.   We note the additional disclosures that you intend to provide in response to prior comment 23.   With reference to your proposed disclosures surrounding your restricted cash, please tell us supplementally and expand your disclosures to clarify the nature of the $12,780 credit related to the cash securing your obligations under derivative instruments.

Consolidated Statements of Cash Flows, page F-5

10.   We note your response to prior comment 24. We note that you generally have an obligation to return supplemental rents paid to you by the lessees upon the receipt of evidence of qualifying maintenance work from the lessees. Based on information provided to us in response to prior comment 27, we note that AerCap records most supplemental rents received as an accrued maintenance liability as they are expected to be reimbursed during the lease term and that only the maintenance payments not remitted to the lessee in the form of reimbursement during the term of the relevant lease will be recognized in the determination of net income. Based on these facts as well as the fact that AerCap has the use of the cash and has thereby has theoretically reduced its need for debt or other borrowed funds, it continues to appear to us that these maintenance payments are more akin to the financing activities identified in paragraph 18 of SFAS 95 rather than operating activities. Furthermore, paragraph 24 of SFAS 95 states that when cash flows have aspects of more than one class of cash flow, the appropriate classification shall depend on the activity that is likely to be the predominant source of the cash flows for the item. Since we assume that most of the maintenance payments will

be remitted to the lessees, it would appear appropriate to reflect maintenance payments as financing activities. Please tell us the amounts reported in cash flows from operating activities for each of the three years ended December 31, 2008 as well as the nine months ended September 30, 2009 related to changes in the accrued maintenance liability. Please separately identify and quantify the inflow and outflow related to the accrued maintenance liability as well as the amount of supplemental rents recognized as revenues and reassess the need to reclassify such amounts within financing activities given the guidance set forth in paragraph 24 of SFAS 95.

11.   With regard to your security deposits, we note that they may be applied against rental or other amounts owing from the lessee during the lease term, returned to the lessee on termination of the lease, or retained by AerCap in the event of a lessee default. Please provide us a quantitative analysis of the amounts received and corresponding amounts remitted back to the lessees as well as the amounts recognized in income for each of the three years ended December 31, 2008 as well as the nine months ended September 30, 2009 and reassess the need to reclassify such amounts within financing activities given the guidance set forth in paragraph 24 of SFAS 95.

Note 2. Summary of Significant Accounting Policies

Restricted Cash, page F-11

12.   We note your response to prior comment 25. In a similar manner to your response, please disclose why not all of the cash held by restricted cash entities would be reflected in restricted cash on your balance sheet. Please also disclose the nature of the transferability restrictions placed on the cash held by restricted cash entities and the corresponding amounts of cash.

Accrued Maintenance Liability, page F-15

13.   We note your response to prior comment 27. We note that since you have changed your accounting for accrued maintenance liabilities in June 2008, you have not had to return any amounts previously recorded in revenue back to customers. Notwithstanding this fact, please more specifically address how you fulfill your obligation to reimburse supplemental maintenance rent prior to the termination of the lease agreement. In this regard, it appears that a lessee may complete qualified maintenance events on the aircraft and request reimbursement by you just prior to lease termination. Your response indicates that you generally do not record supplemental rents as revenue until the end of the lease. Please tell us more specifically when during the lease term you typically record supplemental rents as revenue and how that timing is determined. For example,

please clarify how much of the term is usually remaining when you record this revenue. Please also further explain why your use of the model results in your not recording supplemental rents as revenue until the end of the lease. For example, please clarify if this is due to the model estimating the total major maintenance costs associated with an aircraft during a lease term and revenue not being recorded prior to receiving supplemental rent payments.

14.   We note your response to prior comment 28. Please confirm that you will expand future filings to provide disclosures similar to that provided in your response.

GENESIS' 20-F

Combined and Consolidated Statements of Cash Flows, page F-6

15.   We note your response to prior comment 29. Please tell us the amounts reported in cash flows from operating activities for each of the three years ended December 31, 2008 as well as the nine months ended September 30, 2009 related to changes in lessee cash security deposits. Please separately identify and quantify each inflow and outflow related to lessee cash security deposits. For example, you should separately quantify the amount of deposits received from, returned to lessees or recognized as income for each period and reassess the need to reclassify such amounts within financing activities given the guidance set forth in paragraph 24 of SFAS 95.

Closing

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when AerCap requests acceleration of the effective date of the pending registration statement, provide a written statement from each of AerCap and Genesis acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve AerCap and Genesis from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- AerCap and Genesis may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure

issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff
Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: CT Corporation System
Agent for Service, AerCap Holdings N.V.
111 8th Avenue, 13th Floor
New York, NY 10011

Robert S. Reder, Esq.
Drew S. Fine, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, NY 10005

Raymond O. Gietz, Esq.
Boris Dolgonos, Esq.
Weil, Gotshal & Manges LLP
767 5th Avenue
New York, NY 10153